Exhibit 99.4

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Tower One Wireless Corp., (formerly, Pacific Therapeutics Ltd.) (the “Company”)
Suite 600 -535 Howe Street
Vancouver, BC, Canada, V6C 2Z4

Item 2:	Date of Material Change

January 12, 2017

Item 3:	News Release

A news release announcing the material change was issued and disseminated on January 12, 2017 and filed on SEDAR ( www.sedar.com). A copy of the news release is attached as Schedule “A” hereto.

Item 4:	Summary of Material Change

The Company has completed its “fundamental change” transaction effective January 12, 2017 (the “Transaction”) and associated non-brokered private placement.

Fundamental Change Transaction

On January 12, 2017 (the “Closing Date”), the Company completed the Transaction pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Agreement Acquisition ”) among the Company, Tower Three SAS (“Tower Three”) and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders by issuing 30,000,000 common shares of the Company (the “Consideration Shares”)

to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. The Company will conduct the principal business of Tower Three (as described below).

The Consideration Shares are subject to escrow pursuant to an escrow agreement among the Company, the Company’s escrow agent and the Selling Shareholders, which contains both performance milestones and time-based release restrictions.

In connection with the Transaction, the Company changed its name from “Pacific Therapeutics Ltd.” to “Tower One Wireless Corp.”. The Company’s new CUSIP is 89186Q101 and new ISIN is CA89186Q1019.

Private Placement

Immediately prior to the closing of the Transaction, the Company completed a non-brokered private placement (the “Placement Private”) of 15,484,912 units (each, a “Unit”) at a price of $0.15 per Unit for gross proceeds of $2,322,737. Each Unit consisted of one common share and one transferable common share purchase warrant, with each whole warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional common share at an exercise price of $0.40 per common share, provided that if the closing price of the common shares on any stock exchange or quotation system on which the shares are then listed or quoted is equal to or greater than $0.60 for a period of 10 consecutive trading days, the Company will have the right to accelerate the expiry of the warrants by giving notice to the holders of the warrants that the warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than 10 days from the date is given. notice

An insider participated in the Private Placement acquiring a total of 260,000 Units on the same basis as other subscribers. The participation in the Private Placement by insiders of the Company constitutes a “related party transaction” as such term is defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on exemptions from the formal valuation and minority approval requirements under MI 61-101. The Company relied on Section 5.5(a) of MI 61-101 for an exemption from the formal valuation requirement and Section 5.7(1)(a) of MI 61-101 for an exemption from the minority shareholder approval requirement of MI 61-101 as the fair market value of the transaction insofar as the transaction involved interested parties did not exceed 25% of the Company’s market capitalization.

New Board and Management

Effective on the closing of the Transaction, the board of directors and management of the Company was reconstituted. The board of directors is comprised of four members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley, and Brian Gusko, and the Company’s senior management consists of Alejandro Ochoa (President and CEO), Abbey Abdiye (CFO), and Octavio De La Espriella (COO).

Item 5.1:	Full Description of Material Change

See Schedule “A” as attached.

Item 5.2:	Disclosure for Restructuring Transactions

For additional information, please refer the Listing Statement in respect of the Transaction that shall be filed on SEDAR, at www.sedar.com upon final approval from the Canadian Securities Exchange.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information has been omitted.

Item 8:	Executive Officer

For further information, please contact:
Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

Item 9:	Date of Report

January 19, 2017

“A” SCHEDULE

TOWER ONE WIRELESS CORP.
(formerly, Pacific Therapeutics Ltd.)

TOWER ONE WIRELESS CORP. CLOSES FINANCING AND TRANSACTION

Vancouver, B.C., January 12, 2017 – Tower One Wireless Corp., formerly Pacific Therapeutics Ltd. (CSE: PT) (the “Company”) announces the completion of its previously announced “fundamental change” transaction (the “Transaction”) with Tower Three SAS (“Tower Three”). The Company’s common shares will commence trading on the Canadian Securities Exchange (the “Exchange”), under a new symbol once the Exchange’s conditions for final listing are satisfied and the Exchange issues its final exchange bulletin. The Company intends to disseminate a final news release when the final exchange bulletin is issued, announcing the anticipated date of commencement of trading and the new trading symbol.

Transaction

On January 12, 2017 (the “Closing Date”), the Company completed an acquisition pursuant to a share exchange agreement made effective as of October 19, 2016, as amended (the “Acquisition Agreement”) among the Company, Tower Three and the shareholders of Tower Three (the “Selling Shareholders”), whereby the Company acquired 100% of the securities of Tower Three from the Selling Shareholders, by issuing 30,000,000 common shares of the Company (the “Consideration Shares”) to the Selling Shareholders on a pro-rata basis, following the completion of which, Tower Three is now a wholly-owned subsidiary of the Company. The Company will conduct the principal business of Tower Three (as described below).

The Consideration Shares are subject to escrow pursuant to an escrow agreement among the Company, the Company’s escrow agent and the Selling Shareholders, which contains both performance milestones and time-based release restrictions.

A listing statement describing the Company and Tower Three, as well as the terms of the Transaction, prepared in accordance with the policies of the Exchange, will be available on SEDAR at www.sedar.com (the “Listing Statement”) when the Company receives final approval of the Transaction from the Exchange. The summary of the Transaction set out herein is qualified in its entirety by reference to the description of the Transaction in the Listing Statement.

Name Change

In connection with the Transaction, the Company changed its name from “Pacific Therapeutics Ltd.” to “Tower One Wireless Corp.”.

Private Placement

Immediately prior to the closing of the Transaction, the Company completed a non-brokered private placement (the “Private Placement”) of 15,484,912 units (each, a “Unit”) at a price of $0.15 per Unit for gross proceeds of $2,322,737. Proceeds from the Private Placement will be used as set out in the Listing Statement. Each Unit consisted of one common share and one transferable common share purchase warrant, with each whole warrant entitling the holder to purchase, for a period of 12 months from the date of issue, one additional common share at an exercise price of $0.40 per common share, provided that if the closing price of the common shares on any stock exchange or quotation system on which the shares are then listed or quoted is equal to or greater than $0.60 for a period of 10 consecutive trading days, the Company will have the right to accelerate the expiry of the warrants by giving notice to the holders of the warrants that the warrants will expire at 4:30 p.m. (Vancouver time) on a date that is not less than 10 days from the date notice is given.

In connection with the Private Placement, the Company paid certain eligible finders and registered brokers aggregate cash commissions of $87,767 and issued an aggregate of 585,117 broker warrants having the same terms as the warrants issued in the Private Placement.

An insider participated in the Private Placement acquiring a total of 260,000 Units on the same basis as other subscribers. The participation in the Private Placement by insiders of the Company constitutes a “related party transaction” as such term is defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on exemptions from the formal valuation and minority approval requirements under MI 61-101. The Company relied on Section 5.5(a) of MI 61-101 for an exemption from the formal valuation requirement and Section 5.7(1)(a) of MI 61-101 for an exemption from the minority shareholder approval requirement of MI 61-101 as the fair market value of the transaction insofar as the transaction involved interested parties did not exceed 25% of the Company’s market capitalization.

New Board and Management

Effective on the closing of the Transaction, the board of directors and management of the Company was reconstituted. The board of directors is comprised of four members, being Alejandro Ochoa, Fabio Alexander Vasquez, Robert Horsley, and Brian Gusko, and the Company’s senior management consists of Alejandro Ochoa (President and CEO), Abbey Abdiye (CFO), and Octavio De La Espriella (COO).

About the Company’s Business

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G LTE infrastructure expansion in Colombia and will look to open other territories.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

The Canadian Securities Exchange has not reviewed, nor approved the contents of this news release.

Investors are cautioned that, except as disclosed in the Listing Statement, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

Forward-Looking Statements

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as t ere can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. In particular, this news release contains forward- looking information relating to the satisfaction of the issuance of the final exchange bulletin in respect of the Transaction and the resumption of trading of the Company’s common shares. The final exchange bulletin will not be issued if the Exchange determines that the Company has not met the Exchange’s final conditions. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.

The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, the Company undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.